Exhibit 99.42

CHAP MERCANTILE INC.

Suite 1600 – 609 Granville Street

Vancouver, British Columbia, Canada V7Y 1C3

Tel: (604) 669-1302 Fax: (604) 669-3877

PRESS RELEASE

March 31, 2004	Trading Symbol: CPC.H (TSX Venture)

CHAP MERCANTILE INC. – CHANGES SYMBOL

Chap Mercantile Inc. (the "Company") announces that effective at market open on Thursday April 1, 2004, the Company will be transferred to the NEX board from Tier 2 of the TSX Venture.

The trading symbol for the Company will be changed from (“CPC”) to (CPC.H).

Under new management appointed in February 2004, the Company will seek new assets or opportunities in the resource sector.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Geir Liland

President at telephone (604) 669-1302